Exhibit 99.1

Santiago, July 28, 2009

Mr.

Guillermo Larraín Ríos

Superintendent

Superintendence of Securities and Insurance

Present

Re.: Material Fact – Report of Second Quarter Results prior to publication of FECU.

To whom it may concern:

In accordance with Article 9 and the second subsection of Article 10 of Law No. 18,045 concerning the Stock Market, and the General Rule No. 30 of the Superintendence of Securities and Insurance (the “SSI”), I, being duly empowered, hereby inform you of the following material fact:

In accordance with the rules of the SSI, LAN Airlines S.A. (“LAN”) is reporting its results under IFRS beginning the first quarter of 2009. Based on the aforementioned, as of the date hereof, and notwithstanding the transfer of the corresponding FECU within the applicable periods, the Directors’ Committee and the Board of Directors of LAN have approved the publication of the financial information attached hereto as a material fact, which includes the financial information summarized in the Consolidated Income Statements and Balance Sheets of LAN and a qualitative explanation of the operational performance for the second quarter of 2009.

Be it known that LAN will provide this financial information to its shareholders and investors, and the market in general, with the purpose of (i) disclosing truthful information in a sufficient and timely manner, before the presentation of the respective FECU in accordance with the applicable periods; (ii) disclosing such financial information to the market, investors and analysts within the given time frame as has been LAN’s practice in the last years; and (iii) maintaining LAN’s shareholders and investors and the market, in general, adequately informed with respect to the presentation of financial information of LAN under IFRS beginning this year.

Finally, we confirm that this financial information does not replace nor modify the corresponding FECU under IFRS, which shall be presented for purposes of the second quarter of 2009 within the terms provided in the rules of the SSI.

Yours sincerely,

/s/ Cristián Toro Cañas

Cristián Toro Cañas

Legal Vice-president